TALISMAN ENERGY PLANS THREE-FOR-ONE SHARE SPLIT

CALGARY, Alberta – March 1, 2006 – Talisman Energy Inc. plans to implement a three-for-one division, or 'share split', of its issued and outstanding common shares.  The decision has been approved by Talisman's Board of Directors. The Company believes that the share split will encourage greater market liquidity and wider distribution among retail investors.

Shareholder approval will be sought at Talisman's annual and special meeting of shareholders scheduled for May 9, 2006 in Calgary, Alberta.  In addition to shareholder approval, the stock split is subject to the receipt of all required regulatory approvals. If approved, each shareholder will receive two additional common shares for each common share held on the record date for the stock split of May 25, 2006. Pursuant to the rules of the Toronto Stock Exchange, Talisman’s common shares will commence trading on a subdivided basis at the opening of business on May 23, 2006, which is the second trading day preceding the record date. Also on May 23, 2006, Talisman’s common shares listed on the New York Stock Exchange (NYSE) will commence trading with rights entitling holders to two additional common shares for each common share held upon the commencement of trading of the common shares on a subdivided basis on the NYSE. The trading of common shares on a subdivided basis on the NYSE will occur one day after the delivery of share certificates to registered holders of Talisman’s common shares. It is anticipated that share certificates representing the additional common shares resulting from the stock split will be mailed to registered common shareholders on or about May 30, 2006.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate &

Investor Communications

Phone:

403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

06-06

Forward-looking Statements

This news release contains statements concerning a proposed amendment to the Company’s articles, the expected manner, trading dates and mail-out dates following such amendment or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or "forward-looking statements" (collectively, “forward-looking statements”) within the applicable securities legislation.

Undue reliance should not be placed on forward-looking statements.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include the possibility that shareholder or regulatory approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements.  Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2005", as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.